UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Re: for the period ended June 4, 2007

COMMISSION FILE NUMBER: 0-22216

CANADIAN ZINC CORPORATION

Suite 1710 - 650 West Georgia Street
Vancouver, British Columbia
Canada V6B 4N9

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

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If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE

UNDERGROUND DRILLING AT PRAIRIE CREEK MINE:
SIGNIFICANT INCREASE IN VEIN WIDTHS AS DRILLING PROGRESSES TO THE NORTH

Vancouver - June 4, 2007 - Canadian Zinc Corporation (“TSX-CZN”) is pleased to report drill assay results on the fifth completed section of underground diamond drill holes from the newly established decline tunnel at the Company’s 100% owned Prairie Creek Mine in the Northwest Territories. Drilling has been on-going through the 2006/07 winter season and continues.

Previous news releases this year dated January 9, March 5, March 22 and April 24 reported results from the first four completed sections of drilling, Section 50600N, 50650N and 50700N, and 50750N from the new underground decline.

Underground Diamond Drill Results from Section 50850N

Assay results have now been received for the ring of seven drill holes completed on Section 50850N. All seven holes on Section 50850N intersected vein mineralization with significant increases in vein widths and, in addition, PCU-07-34 also reported multiple intercepts of stratabound type mineralization.

Prairie Creek Composite Underground Drilling Intersections: Section 50850N

Hole Number	From (m)	To (m)	Length (m)	TT (m)	Dip (°W)	Pb%	Zn%	Ag gm/t	Cu%	Type
PCU-07-028	118.06	129.11	11.05	10.06	24	6.17	9.66	168	0.476	V
PCU-07-029	111.44	116.40	4.96	4.91	7	7.81	13.00	130	0.309	V
PCU-07-030	122.66	128.14	5.48	5.23	-17	8.54	10.62	141	0.308	V
PCU-07-031	134.37	151.39	17.02	14.59	-31	6.59	6.54	86	0.144	V
includes	136.93	144.24	7.31	6.26	-31	9.51	10.40	138	0.240	V
PCU-07-032	233.62	280.32	46.70	29.52	-60	11.77	2.88	185	0.326	V
includes	233.62	241.35	7.73	4.89	-60	25.83	9.13	561	1.306	V
PCU-07-033	294.33	305.31	10.98	5.56	-69	23.94	1.83	267	0.201	V
includes	295.35	299.78	4.43	2.24	-69	37.59	2.65	391	0.134	V
PCU-07-034	249.50	252.50	3.00	2.68	-72	1.96	7.66	12	0.018	SB
PCU-07-034	299.10	300.95	1.85	1.65	-72	1.73	4.60	13	0.012	SB
PCU-07-034	305.10	307.32	2.22	1.98	-72	7.85	6.16	68	0.018	SB
PCU-07-034	312.20	314.50	2.30	1.06	-72	8.11	1.62	86	0.097	V
V=Vein, SB=Stratabound, TT=estimated true thickness

Vein Mineralization

The targeted vein-fault structure in the new section 50850N was successfully intercepted in all holes and indicates a significant increase in estimated true thicknesses up to almost 30 meters estimated true width in Hole- 032, which overall graded 11.77 % Pb, 2.88% Zn, 185 gpt Ag and 0.33% Cu. Numerous high grade base metal sections are found internally within the thick intersections in holes PCU-07-031, 032 and 033 some of which are indicated in the above table. Increasing vein widths were reported in the April 24, 2007 press release on Section 50750N and this report on Section 50850N, a further 100 meters north, contains even more significant increases in widths.

The actual vein widths are still subject to final interpretation however the sub-vertical nature of the vein continues to be defined with, what is interpreted as a lower somewhat offset panel of thick vein mineralization which appears to contain a very high ratio of lead to zinc. The high lead values also appear to correlate directly with high silver values, such as within the select composite of Hole-032 which cored 7.73 meters grading 26% lead and 560 gpt Ag (16.3 ounces silver per short ton, fire assay pending).

Stratabound Mineralization

Hole 034 is the most northern hole drilled so far that targets the primary host horizon for stratabound mineralization. The apparent continuation of stratabound mineralization from the previous four drilled sections is encouraging and indicates further stratabound potential as exploration continues to follow this stratigraphy down dip to the north.

Partial Underground Diamond Drill Results from Section 50900N

Drilling was started on Section 50900N at the present end of the decline tunnel close to the face where there is only limited space. After persevering with hole 026, which had very poor recovery, the second hole 027 was stopped short of the target due to limitation in water reservoir capacity and restricted pumping capabilities. It was decided to postpone drilling on this section until the decline is further deepened. The drill was moved back to Section 850N. Partial results from this incomplete section are as follows:

Prairie Creek Composite Underground Drilling Intersections: Section 50900N

Hole Number	From (m)	To (m)	Length (m)	TT (m)	Dip (°W)	Pb%	Zn%	Ag gm/t	Cu%	Type
PCU-07-026	130.28	132.46	2.18	1.86	20	2.13	20.44	32	0.052	V
PCU-07-027	95.24	95.42	0.18	0.10	-28	10.34	11.73	85	0.109	V

Hole 026 had very poor recovery but nevertheless reported 20% zinc and hole 027 did not reach the target. It was decided to re-drill this section upon further advancement of the decline.

2006/07 Underground Diamond Drilling Program

The 2006/07 underground drill program at the Prairie Creek mine is focused on further defining the Main Zone (Zones 1-3) of mineralization in order to upgrade the resource category where previous wide spaced surface diamond drilling has outlined a large inferred mineral resource. The bulk of this drilling is targeted on detailing the vein style mineralization, however, some deeper drilling exploring for additional stratabound mineralization is also included.

MineFill Services Inc. of Vancouver visited the minesite during May and have commenced their report which will comprise a new independent resource calculation for the Prairie Creek Mine upon completion of the current drilling program.

Access to underground drilling has been provided through the establishment of the new decline tunnel which was driven during 2006 from the existing lower level underground workings. The decline reached its 2006 targeted length in December and six new drill stations on 50 metre section lines were established.

So far results from 34 holes totaling 5,034 meters of coring are reported. The Company is presently logging, sampling and awaiting assays from Section 50800N which the drill is now completing. This will be the end of the first phase of underground drilling. Upon completion of drilling on Section 50800N the decline tunnel will be extended another 250 meters to establish further drill stations.

Quality Assurance / Quality Control

The drill core samples were cut by diamond saw and shipped to Acme Analytical Labs in Vancouver for multi-element assay by ICP-ES analysis. Fire Assay for Ag values >50 gpt is pending. Standards, duplicates and blanks were inserted and included in the analysis. Alan Taylor, P. Geo., Chief Operating Officer & Vice President Exploration and a Director of Canadian Zinc Corporation, is responsible for the exploration program, and is a Qualified Person for the purposes of National Instrument 43-101 and has approved this press release.

About Canadian Zinc:

Canadian Zinc’s 100% owned Prairie Creek (zinc/silver/lead) Project, located in the Northwest Territories, includes a partially developed underground mine with an existing 1,000 ton per day mill and related infrastructure and equipment. The Prairie Creek Property hosts a major mineral deposit containing a historically estimated resource of 3.6 million tonnes (measured and indicated) grading 11.8% zinc; 9.7% lead; 0.3% copper and 141.5 grams silver per tonne and 8.3 million tonnes (inferred) grading 12.8% zinc; 10.5% lead and 0.5% copper and 169.2 grams silver per tonne, with significant exploration potential. The deposit contains an estimated, in situ 3 billion pounds of zinc, 2.2 billion pounds of lead and approximately 70 million ounces of silver.

Cautionary Statement - Forward Looking Information:

This press release contains certain forward-looking information. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits, the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital and mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings and the financial results of the company. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

For further information contact:

John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 1002 - 111 Richmond Street West Toronto, ON M5H 2G4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com Website:  www.canadianzinc.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN ZINC CORPORATION

Date: June 5, 2007	By:	/s/ John F. Kearney
John F. Kearney
President and Chairman